Exhibit 4.2

This is a free translation from the French language and is supplied solely for information purposes. Only the original version in French language has legal force.

EDAP TMS

(the “Company”)

Capital of 3,782,319.97 Euros

Headquarters : Parc d’Activité de La Poudrette Lamartine,

4, rue du Dauphiné, 69120 VAULX-EN-VELIN

316488204 RCS LYON

FORM OF SHARE SUBSCRIPTION OPTION PLAN

Extraordinary Assembly Meeting February 18, 2016

Board of Directors: [DATE]

1.	GENERAL

In accordance with the authorization granted by the extraordinary general shareholders’ meeting of February 18, 2016 (the “Shareholders Authorization”), the Board of Directors decided on [DATE], in compliance with the provisions of Articles L. 225-177 et seq. of the French Commercial Code:

- to determine the terms and conditions of the share subscription option plan as set out below, and

- to grant, on one or several occasions, [NUMBER IN LETTERS] ([NUMBER IN NUMERALS]) options to subscribe to a maximum of [NUMBER IN LETTERS] ([NUMBER IN NUMERALS]) shares of the Company, with a nominal value of €0.13 each, to some employees and/or employee officers of the Company as well as those of the affiliates of the Company within the meaning of Article L. 225-180 of the French Commercial Code and as defined in Section 424 (f) and Section 3401(c) of the United States Internal Revenue Code of 1986, as amended (hereafter, the “Affiliates”), as follows:

The authorization granted by the shareholders on February 18, 2016 is valid until April 18, 2019.

2.	PURPOSES OF THE PLAN

On November 9, 2015, the Company announced FDA approval of its Ablatherm-HIFU device for the treatment of localized prostate cancer. This clearance allows EDAP to market its Ablatherm-HIFU on the U.S. territory. The marketing and communication plan which will be rolled out to ensure a maximum expansion on the American market includes hiring dedicated sales teams in view of Ablatherm’s commercial success but also implementing targeted communication strategies towards U.S. patients and physicians.

We therefore wish to motivate and reward EDAP’s teams who will be entirely dedicated to successfully perform in our U.S but also in worldwide achievements. To this end, the Board of Directors wishes to implement an incentive stock option program in favor of EDAP’s U.S. and French employees contributing to this project (the “Plan”).

The purposes of the Plan are:

-        to attract and retain the best available personnel for positions of substantial responsibility;

-        to provide additional incentive to Beneficiaries as such term is defined herein; and

-        to promote the success of the Company's business.

Options (as such term is defined below) granted under the Plan to U.S. Beneficiaries are intended to be Incentive Stock Options (“ISOs” or “Incentive Stock Options”) and shall comply in all respects with the United States Internal Revenue Code of 1986, as amended, for those eligible beneficiaries’ subject to tax in the U.S., in order that they may benefit from available tax advantages. The Options may also be “Non-Statutory Stock Options”, meaning an Option that does not qualify as an ISO, in the discretion of the Board of Directors at the time of grant of an Option or when ISO limits are exceed.

3.	SHARES SUBJECT TO THE PLAN AND NUMBER OF OPTIONS TO SUBSCRIBE FOR SHARES

Subject to the provisions of Article L. 225-181 of the French Commercial Code and Sections 409A, 422 and 424 of the U.S. Internal Revenue Code of 1986, as amended, as applicable, and pursuant to the Shareholders Authorization, the maximum aggregate number of shares which may be optioned and issued is equal to 1,000,000 (the “Shares”) and the maximum number of ISOs which may be optioned and issued is 1,000,000.

On [DATE], the Board of Directors decided to grant [NUMBER IN LETTERS] ([NUMBER IN NUMERALS]) share subscription options (the “Options”) to beneficiaries intended to qualify as ISOs.

Should the Options expire or become unexercisable for any reason without having been exercised in full, the unsubscribed Shares which were subject thereto shall, unless the Plan shall have been terminated, become available again for any future grant under the Plan.

Notwithstanding any provisions in the Plan to the contrary, the total number of Options granted but not yet exercised may not give right to subscribe a number of shares exceeding one third of the share capital of the Company.

4.	BENEFICIARIES

The President of the Board of Directors (président du conseil d’administration), the general manager (directeur général) and the deputy general managers (directeurs généraux délégués) as well as any individual employed by the Company or by any of its Affiliates, under the terms and conditions of an employment contract, are eligible to receive Options to the extent otherwise legally eligible to receive Options under the Plan.

Incentive Stock Options may only be granted to Beneficiaries of the Company or any of its subsidiaries who meet the definition of “employees” under Section 3401(c) of the U.S. Internal Revenue Code of 1986, as amended.

Subject to the provisions of the French Commercial Code, the Shareholders Authorization, the Plan and the United States Internal Revenue Code of 1986, as amended, the Board of Directors shall have the authority, in its discretion, to determine the Beneficiaries to whom Options may be granted hereunder.

The list of Beneficiaries, with the exact number of Options allocated to each of them has been set by the Board of Directors at its meeting on [DATE] (the “Beneficiaries”). Beneficiaries who are U.S. tax residents are referred to herein as the “U.S. Beneficiaries” and Beneficiaries who are French tax residents are referred to herein as the “French Beneficiaries”.

Notwithstanding any provisions in the Plan to the contrary, Options may not be granted to Beneficiaries owning more than ten percent (10%) of the Company’s share capital except as permitted under Article L. 225-185 of the French commercial code.

5.	DATE OF GRANT AND TERM OF THE PLAN

The date of grant of an Option shall be, for all purposes, the date on which the Board of Directors decides to grant such Option (the “Date of Grant”).

The Plan shall be effective as of [DATE], and Options may be granted as of this Date of Grant. Options may be granted thereunder until April 18, 2019. The Plan shall continue in effect until the date of termination of the last Options in force, unless terminated earlier pursuant to Article 13 hereof.

The Company and each Beneficiary shall enter into an Option agreement evidencing the terms and conditions of an individual Options grant (the “Option Agreement”). Such Option Agreements shall be subject to the terms and conditions of the Plan. A written notice evidencing the main terms and conditions of an individual Options grant is part of the Option Agreement (the “Notice of Grant”). The form of such Option Agreement is attached as Appendix 1.

The grant will be definitive upon the Date of Grant provided that the Notice of Grant and the Option Agreement have been duly initialed (all pages except the signature page) and executed (signature page) by the Beneficiary and returned to the Company within one month following receipt of such documents by the Beneficiary.

6.	OPTIONS EXERCISE PRICE

The per Share subscription price for the Shares to be issued pursuant to exercise of an Option (the “Subscription Price”) shall be determined by the Board of Directors on the Date of Grant on the basis of the fair market value.

The fair market value of one share as provided in the Shareholders Authorization, is deemed to be the closing sales price of one EDAP American Depositary Share listed on the NASDAQ stock market on the day prior to the Date of Grant. Under French law, the Subscription Price shall in no case be less than ninety-five per cent (95%) of the average closing sales price of the EDAP American Depositary Shares listed on the NASDAQ stock market calculated on the basis of the last twenty (20) market trading sessions preceding the Date of Grant.

(i) In the case of a Non-Statutory Stock Option or Incentive Stock Option granted to any U.S. Beneficiary, the Subscription Price shall not be less than one hundred per cent (100%) of the fair market value per share on the Date of Grant determined as follows (a) if the shares are listed or quoted for trading on an exchange, the value will be deemed to be the closing or last offer price, as applicable, of the shares on the principal exchange upon which such securities are traded or quoted on the date prior to the Date of Grant, provided, if such date is not a trading day, on the last market trading day prior to such date; and (b) if the shares are not listed or quoted for trading on an exchange, the fair market value of the shares as determined by the Board of Directors, consistent with the requirements of Sections 422 with respect to Incentive Stock Options, and 409A of the Code with respect to Options not intended to be Incentive Stock Options.

(ii) In the case of an “Incentive Stock Option” granted to a U.S. Beneficiary who, at the Date of Grant of the Incentive Stock Option, owns stock representing more than ten percent (10%) of the voting rights of all classes of stock of the Company or any parent or subsidiary of the Company and, to the extent such Beneficiary is permitted by French law to receive Option grants, the per Share subscription price shall be no less than 110% of the fair market value per share on the Date of Grant, as determined for Incentive Stock Options above.

In accordance with applicable French and U.S. law, each Option granted to each Beneficiary, whether a U.S. Beneficiary, excluding options covered by paragraph (ii) above, or a French Beneficiary, gives the right to subscribe to one Share at a Subscription Price corresponding to the greater of: (a) 100% of the fair market value per share on the Date of Grant determined in accordance with (i) above and (b) ninety five per cent (95%) of the average closing sales price of the EDAP American Depositary Shares listed on the NASDAQ stock market calculated on the basis of the last twenty (20) market trading sessions preceding the Date of Grant.

For a Date of Grant on [DATE], the Subscription Price per Share is equal to [EXERCISE PRICE] Euros.

New shares issued upon exercise must be fully paid-up at subscription.

The Subscription Price may not be modified for the duration of the Plan. However, the number of Shares under option as well as their Subscription Price may be adjusted, in the event that the Company implements one of the transactions set out in Article L. 225-181 paragraph 2 of the French Commercial Code, and, for U.S. Beneficiaries, in accordance with Sections 409A, 422 and 424 of the U.S. Internal Revenue Code of 1986, as amended, as applicable.

7.	CONDITIONS PRECEDENT FOR EXERCISE OF THE OPTIONS/CONDITIONS UPON ISSUANCE OF SHARES

7.1 PRESENCE IN THE COMPANY

7.1.1 Principle

The Options shall be null and void and may not be exercised by the Beneficiary, without the Company having to proceed with any formalities, in the case the Beneficiary is no longer employed with the Company or its Affiliates, as an employee or a company officer, for more than three (3) months following Termination, as defined below.

For the purpose of the Plan, “Termination” shall mean, depending upon the case, the date the Beneficiary’s resignation letter is sent or delivered, the date the Beneficiary’s dismissal letter is sent or the date of his removal as a company officer. Termination does not include leaves of absence which receive a prior approval from the Company. Such leaves of absence shall include leaves of more than three (3) months for illnesses or conditions about which the employee has advance knowledge, military leave, or any other personal leave. For purposes of U.S. Beneficiaries and Incentive Stock Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute contract or Company policies. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, on the 91st day of such leave any Incentive Stock Option held by a U.S. Beneficiary shall cease to be treated as an Incentive Stock Option and shall be treated for U.S. tax purposes as a Non-Statutory Stock Option.

Upon Termination, the Beneficiary may exercise his Options within a three (3) month period, as specified in the Notice of Grant, and only for the part of the Options that the Beneficiary was entitled to exercise at the date of Termination (but in no event later than the expiration of the term of such Options as set forth in the Notice of Grant). For ISO purposes, such a period cannot exceed three months following the Termination. If, at Termination, the Beneficiary is not entitled to exercise his Options, the Shares covered by the unexercisable portion of Options shall revert to the Plan. If, after Termination, the Beneficiary does not exercise all of his Options within the time specified in the Notice of Grant, the Options shall terminate, and the Shares covered by such Options shall revert to the Plan.

7.1.2 Exceptions

As an exception to the provisions of Article 7.1.1, in case of death of the Beneficiary, his heirs may exercise the Options within six (6) months as from such death (but in no event later than the expiration of the term of the Option), provided the Beneficiary was authorized to exercise his Options at the time of his death and within the limits of shares allocated and exercisable. If after the death of the Beneficiary, his heirs do not exercise the Options within the six (6) month period or the Options expiration date, then the Options shall be nul and void and the Shares covered by such Options shall revert to the Plan.

As an exception to the provisions of Article 7.1.1, in the event that the Beneficiary’s office term or employment relationship is terminated owing to Disability, as such term is defined below, the Beneficiary may exercise his Options at any time within six (6) months from the date of such Termination, but only to the extent that these options are exercisable at the time of Termination (but in no event later than the expiration of the term of such Options). If, at the date of Termination, the Beneficiary is not entitled to exercise all of his Options, the Shares covered by the unexercised portion of Options shall revert to the Plan. If after Termination, the Beneficiary does not exercise all of his or her Options within the time specified herein, the Options shall terminate, and the Shares covered by such Options shall revert to the Plan.

Similarly, the provisions of Article 7.1.1 are not applicable in the event that the Beneficiary decides to retire or his employer decides to pension him as defined in Article L. 1237-5 of the French Labor Code. However, three months following such retirement any Incentive Stock Option held by a U.S. Beneficiary shall cease to be treated as an Incentive Stock Option and shall be treated for U.S. tax purposes as a Non-Statutory Stock Option.

For the purposes of this Article 7.1.2 of the Plan:

“Disability” means disability as determined in categories 2 and 3 under Article L. 341-4 of the French Social Security Code and subject to the fulfillment of related conditions, and for ISOs, as defined under Section 22(e)(3) of the Internal Revenue Code.

“Retirement” means that the employee has reached the age provided in Article L. 1237-5 of the French Labor Code and qualifies for a full pension subject to the fulfillment of related conditions, or any similar provision applicable to a foreign Affiliated Company.

8.	TERMS AND CONDITIONS OF EXERCISE OF THE OPTIONS

8.1 EXERCISE RIGHT SUSPENSION

The Board of Directors may suspend the right to exercise the Options for a maximum duration of three (3) months in case transactions mentioned in Article L. 225-149-1, al. 1 of the French Commercial Code are carried out.

Beneficiaries will be informed of such suspension period in accordance with Article R. 225-133 of the French Commercial Code.

In the event that the term of the Options expires or terminates the Option occurs during the suspension period, the term of the Options may be postponed until one (1) more month following the suspension period. For US Beneficiaries, the term of the option cannot exceed 10 years, regardless of suspension.

8.2 SCHEDULE FOR EXERCISING OF THE OPTIONS

8.2.1 Principle

The Options vest as follows:

-	The first quarter of the Options, as from the expiration of a period of one (1) year as from the Date of Grant of the Options by the Board of Directors, i.e. at the earliest on [DATE];
-	the second quarter of the Options at the expiration of a period of two (2) years as from the Date of Grant of the Options by the Board of Directors, i.e. at the earliest on [DATE];

-	the third quarter of the Options at the expiration of a period of three (3) years as from the Date of Grant of the Options by the Board of Directors, i.e. at the earliest on [DATE];
-	the fourth quarter of the Options at the expiration of a period of four (4) years as from the Date of Grant of the Options by the Board of Directors, i.e. at the earliest on [DATE]; and
-	at the latest within ten (10) years as from the Date of Grant.

The number of Options that may be exercised pursuant to the above vesting schedule will always be rounded down to the nearest full number.

If the Beneficiary fails to exercise the Options in whole or in part within the said period of ten (10) years, the Options will lapse automatically.

8.2.2. Exceptions

By way of exception, the provisions of Article 8.2.1 shall not be applicable in the case any of the following operations is implemented:

-	tender offer, within the meaning of Article L. 433-1 of the French Monetary and Financial Code, relating to the shares of the Company or, as long as the shares of the Company are listed on the National Association of Securities Dealers Automated Quotation (NASDAQ), any similar operation carried out according to the NASDAQ regulations;
-	exchange offer, within the meaning of Article L. 433-1 of the French Monetary and Financial Code, relating to the shares of the Company or, as long as the shares of the Company are listed on the NASDAQ, any similar operation carried out according to the NASDAQ regulations;
-	cash tender and exchange offer relating in part to a cash tender offer and in part to an exchange offer or, as long as the shares of the Company are listed on the NASDAQ, any similar operation carried out according to the NASDAQ regulations;
-	buyout offer within the meaning of Article L. 433-4 of the French Monetary and Financial Code, relating to the shares of the Company or, as long as the shares of the Company are listed on the National Association of Securities Dealers Automated Quotation (NASDAQ), any similar operation carried out according to the NASDAQ regulations.

In the cases mentioned above, the Beneficiaries shall be entitled to exercise their Options in one or several times as from the date of delivery of the initial offer (tender offer, exchange offer, cash tender and exchange offer and similar operations on the NASDAQ) to the relevant authority.

Moreover, as an exception to the exercise schedule provided in Article 8.2.1 above, in case of death of the Beneficiary, his heirs may exercise the Options within a period of six (6) months as from the death of the Beneficiary, pursuant to Article 7.1.2.

8.3. TIME LIMIT FOR THE EXERCISE OF THE OPTIONS

The Options shall be exercised by the Beneficiary before the end of a period of ten (10) years as from the Date of Grant, i.e. before [DATE] for a Date of Grant on [DATE].

8.4. TERMS OF EXERCISE OF THE OPTIONS

(i) The Options may only be exercised if all the conditions provided under Articles 7 and 8 of the Plan are satisfied on the date of exercise of the Options.

(ii) In order to exercise its Options, the Beneficiary shall send to the legal representative of the Company, a notification indicating the number of Options that he wishes to exercise. The consideration for the Shares to be issued upon exercise of Options shall be paid either by wire transfer or bank check payable to the Company in an amount equal to the aggregate Subscription Price.

(iii) Furthermore, in the event that the sale of Shares under this Plan is not registered under the U.S. Securities Act but an exemption is available which requires an investment representation or other representation, the Beneficiary shall represent and agree at the time of exercise that the Shares being acquired upon exercising this Option are being acquired for investment, and not with a view to the sale or distribution thereof, and shall make such other representations as are deemed necessary or appropriate by the Company and its counsel.

(iv) Nevertheless, the aggregate fair market value of the Shares covered by Incentive Stock Options granted under the Plan or any other stock option program of the Company (or any parent or subsidiary of the Company) that become exercisable for the first time in any calendar year shall not exceed USD 100,000. To the extent the aggregate fair market value of such shares exceeds USD 100,000, the Options covering those Shares the fair market value of which causes the aggregate fair market value of all such Shares to be in excess of USD 100,000 shall be treated as Non-Statutory Stock Options. Incentive Stock Options shall be taken into account in the order in which they were granted, and the aggregate fair market value of the Shares shall be determined as of the Date of the Grant.

(v) The Beneficiary will have the ownership and the enjoyment of the Shares on the date of exercise of the Options.

(vi) As the Company is listed on the NASDAQ market, the Beneficiary will be responsible for converting the newly issued ordinary shares of the Company into American Depositary Receipt (ADRs) upon exercise of his Options.

9.	CONDITIONS OF HOLDING AND SALE OF THE SHARES

9.1. U.S. SECURITIES LAW RESTRICTIONS

The Shares to be issued from exercised Options have not been registered under the U.S. Securities Act and may not be offered or sold in the United States or to U.S. persons unless the Shares are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available.

Notwithstanding any other provision of the Plan or any agreement entered into by the Company pursuant to the Plan, the Company shall not be obligated, and shall have no liability for failure, to register, issue or deliver any Shares under the Plan unless such issuance or delivery would comply with applicable U.S. state and Federal laws, including securities laws, and the U.S. Internal Revenue Code of 1986, as amended, with such compliance determined by the Company in consultation with its legal counsel.

Regardless of whether the offering and sale of shares under this Plan have been registered under the U.S. Securities Act or have been registered or qualified under the securities laws of any U.S. state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of such shares (including the placement of appropriate legends on stock certificates or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the U.S. Securities Act, the securities laws of any state or any other law.

9.2 EXECUTIVE OFFICERS OF THE COMPANY

Without prejudice to the above, Shares subscribed following the exercise of Options by the Chairman of the Board (president du conseil d’administration), the Chief Executive Officer (directeur general), and other executive officers (directeurs généraux délégués) of the Company or of an Affiliated Company having its registered office in France, must be held in registered form and must not be sold, leased or converted to bearer shares until the mandate as executive officer is over, as follows :

-	during a 12 months’ period from exercise of the Options, 40 % of the Options granted must be held in registered form and must not be sold;
-	then at the end of this 12 months’ period and until mandate is over, 20 % of the Options granted must be held in registered form and must not be sold.

10.	PROTECTION OF THE INTERESTS OF THE BENEFICIARY

10.1 GENERAL PROVISIONS

In the event of the carrying out by the Company of any of the financial operations pursuant to Article L. 225-181 of the French Commercial Code as follows:

-	amortization or decrease of the share capital,
-	modification to the allocation of profits,
-	distribution of free shares,
-	capitalization of reserves, profits, issuance premiums,
-	the issuance of shares or securities giving right to shares to be subscribed for in cash or by set-off of existing indebtedness offered exclusively to the shareholders,

the Company shall take the required measures to protect the interest of the Beneficiaries in the conditions set forth in Article L. 228-99 of the French Commercial Code.

The adjustment will be made in accordance with the provisions of Article R. 228.91 of the French Commercial Code. In addition, all assumptions and substitutions of Incentive Stock Options shall be determined in accordance with Sections 422 and 424 of the U.S. Internal Revenue Code of 1986, as amended.

10.2 ABSORPTION OF THE COMPANY

10.2.1 Transfer of the commitments to the Beneficiary(ies) of the contributions

In the case the Company is absorbed by another company, merges with one or several other companies to form a new company or split off, the company(ies) that benefit(s) from the contributions could substitute the Company for its duties toward the Beneficiary. In this case, the number and the price of the shares under option shall be determined either by applying the exchange ratio used for the operation, or by applying other terms and conditions defined by the parties to the operation. For U.S. Beneficiaries, this will be determined in accordance with Sections 422, 424 and 409A of the U.S. Internal Revenue Code of 1986, as amended.

10.2.2 Absence of transfer of the commitments to the Beneficiary(ies) of the contributions

In the case the company(ies) that benefit(s) from the contributions decide(s) not to substitute the Company for its duties toward the Beneficiary, the provisions of Article 8 hereof will not be applicable.

In this case, the Options may be exercised by the Beneficiary within the period notified to him by the Board of Directors by registered letter with acknowledgement of receipt or letter with discharge. Failing that, the share subscription will be null and void. For U.S. Beneficiaries, this will be determined in accordance with Sections 422, 424 and 409A of the U.S. Internal Revenue Code of 1986, as amended.

11.	REMOVAL FROM LISTING

The shares of the Company no longer being listed on the NASDAQ market or listed on another exchange shall not challenge the rights and obligations of the Beneficiaries as they are provided herein.

12.	UNAVAILABILITY AND NON-TRANSFERABILITY OF THE OPTIONS

Pursuant to Article L. 225-183, paragraph 2 of the French Commercial Code, until the Option has been exercised by the Beneficiary, the corresponding rights are unavailable.

An Option may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by laws of descent or distribution and may be exercised, during the lifetime of the Beneficiary, only by the Beneficiary.

However, as it is provided in Article 7.1.2 hereof, in case of death of the Beneficiary, his heirs may exercise the Options within a period of six (6) months as from the death of the Beneficiary.

13.	AMENDMENT AND TERMINATION OF THE PLAN

(a) Amendment and Termination

The Board of Directors may at any time amend, alter, suspend or terminate the Plan to the extent necessary and desirable to comply with applicable French or U.S. legal requirements.

(b) Effect of amendment and termination

No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Beneficiary, unless mutually agreed otherwise between the Beneficiary and the Board of Directors, which agreement must be in writing and signed by the Beneficiary and the Company.

14.	LIABILITY OF THE COMPANY

14.1.       The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by any counsel to the Company to be necessary to the lawful issuance or sale of any shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained.

14.2.       The Company and its Affiliates may not be held responsible in any way if the Beneficiary for any reason not attributable to the Company or its Affiliates was not able to exercise the Options or subscribe the Shares.

14.3       Each Beneficiary understands that the Beneficiary may suffer adverse tax consequences as a result of the subscription or disposition of the Beneficiary’s Shares, for which the Company and its Affiliates shall not be held responsible. In this respect, each Beneficiary undertakes that it is not relying on the Company for any tax advice.

15.	INDEPENDENCE OF THE CLAUSES

If any provision hereof is held prohibited or void, at any time, by a competent authority or judicial body, this shall not challenge the remaining provisions that shall be considered as independent and as having been written or rewritten, depending upon the case, without this prohibited or void provision.

16.	INTERPRETATION

It is intended that Options granted under the Plan shall qualify for the favorable tax and social security charges treatment applicable to Options granted under Sections L. 225-177 to L. 225-186-1 of the French Commercial Code, the French Tax Code and the French Social Security Code as amended and, for U.S. Beneficiaries, it is intended that the Options shall qualify as Incentive Stock Options under the U.S. Internal Revenue Code of 1986, as amended.

The terms of the Plan shall be interpreted accordingly and in accordance with the relevant provisions set forth by French tax and social security laws (in particular, Sections 80 quaterdecies of the French Tax Code), as well as the French tax and social security administrations and the relevant guidelines released by the French tax and social insurance authorities and subject to the fulfilment of legal, tax and reporting obligations.

17.	APPLICABLE LAW AND COMPETENT TRIBUNALS

This Plan shall be governed by and construed in accordance with the laws of France.

The tribunals located within the jurisdiction of the Court of Appeal of LYON shall be exclusively competent to determine any claim or dispute arising in connection herewith.

APPENDIX 1

FORM OF OPTION AGREEMENT